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12/20/2002

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02054759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

TC 12/18/02

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RECEIVED
DEC 1 3 2002
WASH. D.C. 180

SEC FILE NUMBER
8- 30122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___11/01/01___ AND ENDING ___10/31/02___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldsmith and Harris Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___80 Pine Street___
(No. and Street)

___New York,___ ___New York___ ___10005___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Philip W. Goldsmith___ (212) 514-5515
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___David Tarlow & Co., CPA, PC___
(Name – if individual, state last, first, middle name)

___7 Penn Plaza___ ___New York___ ___New York___ ___10001___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 3 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I,   Philip W. Goldsmith   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of   Goldsmith and Harris Incorporated   , as of   October 31,   , 20 02   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

           None

_____

_____

                                                      Signature

                                         Chairman

                                         Title

_____
     Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID TARLOW&C, C.P.A., P.C.

Charles Golden, CPA
Andrew S. Marulis, CPA
Drew Benenson, CPA
Brian K. Stein, CPA
Peter D. M. Hopkins, CPA

Professional Corporation
Certified Public Accountants

7 Penn Plaza • Suite 804
New York, NY 10001
PHONE 212-697-8540
FAX 212-573-6805
EMAIL info@dtarlow.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Goldsmith & Harris Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Goldsmith & Harris Incorporated, as of October 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldsmith & Harris Incorporated at October 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

David Tarlow & Co, C.P.A, P.C.

New York, New York
November 22, 2002

GOLDSMITH & HARRIS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2002

ASSETS

Cash and cash equivalents	$ 801,637	
Receivable from clearing broker	233,444	
Investment advisory fees and other receivables	85,851	
Prepaid expenses	10,413	
Property and equipment, net of accumulated depreciation of $170,979	7,068	
Other assets	4,300	
Total assets		$1,142,713

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 492,254	
Income taxes payable	17,194	
Total liabilities		$ 509,448
Commitments and contingent liabilities		
Stockholders' Equity		
Common stock, $50 par value, 200 shares authorized, issued and outstanding	10,000	
Additional paid-in capital	237,207	
Retained earnings	386,058	
Total stockholders' equity		633,265
Total liabilities and stockholders' equity		$1,142,713

GOLDSMITH & HARRIS INCORPORATED

STATEMENT OF INCOME

YEAR ENDED OCTOBER 31, 2002

Revenue:

Commission income	$1,553,068	
Selling group concession and syndication fees	345,019	
Investment advisory fees	445,318	
Interest, dividend and other income	209,274	
Total revenue		$ 2,552,679

Expenses:

Payroll	1,765,490	
Payroll taxes and related costs	115,034	
Telephone	24,343	
Insurance	14,165	
Travel and entertainment	53,703	
Registration and regulatory fees	17,437	
Stationery, printing and office expenses	14,730	
Dues and subscriptions	5,330	
Professional fees	53,912	
Depreciation	17,726	
Floor brokerage	74,363	
Equipment rental	22,185	
Quote services	60,176	
Occupancy	128,846	
Consulting fees	58,921	
Miscellaneous	11,054	
Total expenses		2,437,415
Net income before provision for income taxes		115,264
Provision for income taxes		35,000
Net income		$ 80,264

GOLDSMITH & HARRIS INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED OCTOBER 31, 2002

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total |
	Shares	Amount			
Balance, beginning of year	200	$ 10,000	$ 237,207	$ 305,794	$ 553,001
Net income	—			80,264	80,264
Balance, end of year	200	$ 10,000	$ 237,207	$ 386,058	$ 633,265

GOLDSMITH & HARRIS INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED OCTOBER 31, 2002

Cash Flows From Operating Activities:

Net income	$ 80,264	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	17,726	
(Increase) decrease in:		
Receivable from clearing broker	(109,921)	
Investment advisory fees and other receivables	(40,195)	
Prepaid expenses	687	
Increase (decrease) in:		
Accounts payable and accrued expenses	139,413	
Income taxes payable	17,194	
Deferred taxes payable	(4,676)	
Net cash provided by operating activities		$100,492

Cash Flows From Investing Activities:

Purchase of property and equipment		(8,696)
Net increase in cash and cash equivalents		91,796
Cash and cash equivalents at beginning of year		709,841
Cash and cash equivalents at end of year		$801,637

Supplemental Schedule Of Cash Flow Information:

Cash paid for income taxes		$ 21,661

GOLDSMITH & HARRIS INCORPORATED

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 -   **NATURE OF BUSINESS**

Goldsmith & Harris Incorporated (the "Company") is a broker dealer and a registered investment advisor. The firm is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

a)   **Cash and Cash Equivalents**

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

b)   **Security Transactions**

Securities transactions (and related commission revenue and expenses) are recorded on a trade date basis.

c)   **Property and Equipment**

Property and equipment is stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

d)   **Income Taxes**

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. These differences are primarily due to the use of the cash method for income tax reporting.

The Company, with the consent of its stockholders, has elected to be taxed as an "S" corporation for Federal and New York State purposes. As an "S" corporation, net income or loss, in general is apportioned to the stockholders and reported on their personal income tax returns. New York City does not recognize "S" corporations, consequently the Company provides for New York City General Corporation taxes on its income statement. The Company files its income tax returns on a calendar year basis.

e)   **Concentrations of Credit Risk**

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

GOLDSMITH & HARRIS INCORPORATED

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

f) **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 -   **RECEIVABLE FROM CLEARING BROKER**

The Company has an agreement with Bear, Stearns and Co., Inc. (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b).

NOTE 4 -   **NET CAPITAL REQUIREMENT**

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At October 31, 2002, the Company had net capital of $411,921 which was $311,921 in excess of its required net capital of $100,000.

NOTE 5 -   **PROFIT SHARING PLAN**

The Company has a profit sharing plan with a 401(k) feature for the benefit of all eligible full time employees. The plan provides for an annual contribution by the Company, at the discretion of the Board of Directors, up to a maximum of 15% of the eligible compensation. There were no contributions for the year ended October 31, 2002.

GOLDSMITH & HARRIS INCORPORATED

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 -   **INCOME TAXES**

The current and deferred portions of local income taxes included in the statement of income are as follows:

Current	$ 39,676
Deferred	(4,676)
Total	$ 35,000

The disproportionate provision for local income taxes results primarily from the applicability of the New York City alternative tax.

NOTE 7 -   **COMMITMENTS AND CONTINGENT LIABILITIES**

a) **Lease Commitment**

The Company has a lease expiring October 31, 2005 for its primary office facilities. The lease provides for monthly base payments of $10,229 plus escalations for real estate taxes and labor.

Future minimum rental payments through October 31, 2005 under the lease are as follows:

Year ending October 31,	
2003	$122,750
2004	122,750
2005	122,750
	$368,250

Rent expense under this lease agreement approximated $128,000 in 2002.

b) **Brokerage Activities**

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event the Company's clearing broker is unable to fulfill its contractual obligation.

SUPPLEMENTARY INFORMATION

GOLDSMITH & HARRIS INCORPORATED

SCHEDULE I -COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2002

Net Capital

Total stockholders' equity		$633,265
Deductions and/or charges:		
Non-allowable assets and other charges:		
Due from clearing broker over 30 days	93,175	
Investment advisory fees and other receivables	85,851	
Prepaid expenses	10,413	
Property & equipment, net	7,068	
Other assets	4,300	
Excess broker bond deductible	5,000	
Total non-allowable assets		205,807
Net capital before haircuts on securities		427,458
Haircuts on Securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Money Market Fund		15,537
Net Capital per rule 15c3-1		$411,921

Aggregate Indebtedness

Accounts payable and accrued expenses	$492,254	
Income taxes payable	17,194	
Total aggregate indebtedness		$509,448

Computation of Basic Net Capital Requirement

Minimum net capital required		$100,000
Excess net capital		$311,921
Ratio of an aggregate indebtedness to net capital		1.24 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

REPORT ON INTERNAL CONTROL STRUCTURE

DAVID TARLOW&C, C.P.A., P.C.

CHARLES GOLDEN, CPA

ANDREW S. MARULIS, CPA

DREW BENENSON, CPA

BRIAN K. STEIN, CPA

PETER D. M. HOPKINS, CPA

PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

7 PENN PLAZA • SUITE 804

NEW YORK, NY 10001

PHONE 212-697-8540

FAX 212-573-6805

EMAIL info@dtarlow.com

To the Stockholders of
Goldsmith & Harris Incorporated
New York, New York

In planning and performing our audit of the financial statements of Goldsmith & Harris Incorporated for the year ended October 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of register brokers and dealers and should not be used for any other purpose.

David Tarlow & Co, C.P.A, P.C.

November 22, 2002